UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Republic First Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

760416107

(CUSIP Number)

George E. Norcross, III

350 Royal Palm Way, Suite 500

Palm Beach, Florida 33480

(561) 500-4600

With a Copy to:

H. Rodgin Cohen

Mitchell S. Eitel

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

212-558-4000

(Name, address and telephone number of person authorized to receive notices and communications)

March 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760416107	SCHEDULE 13D/A	Page 2 of 10

1	Names of Reporting Persons George E. Norcross, III
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 674,572
	8	Shared Voting Power 0
	9	Sole Dispositive Power 674,572
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 674,572(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.1%(2)
14	Type of Reporting Person (See Instructions) IN

(1)

The Reporting Person is reporting on this Schedule 13D as a member of a “group” with the other Reporting Persons. The group beneficially owns 5,706,583 shares of Common Stock owned by all of the Reporting Persons in the aggregate, representing approximately 9.6% of the outstanding shares of Common Stock. See Item 5.

(2)

For purposes of calculating beneficial ownership percentages in this statement on Schedule 13D, the total number of shares of Common Stock outstanding as of November 5, 2021 is 59,454,998, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, filed with the SEC on November 8, 2021.

CUSIP No. 760416107	SCHEDULE 13D/A	Page 3 of 10

1	Names of Reporting Persons Avery Conner Capital Trust
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,219,627(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,219,627(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,219,627(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.1%(2)
14	Type of Reporting Person (See Instructions) OO

(3)

4,219,627 shares of Common Stock held by the Avery Conner Capital Trust, of which Philip A. Norcross, Susan D. Hudson, Geoffrey B. Hudson and Rose M. Guida serve as Trustees and may be deemed to have shared beneficial ownership as Trustees.

CUSIP No. 760416107	SCHEDULE 13D/A	Page 4 of 10

1	Names of Reporting Persons Philip A. Norcross
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 400,000
	8	Shared Voting Power 4,219,627(3)
	9	Sole Dispositive Power 400,000
	10	Shared Dispositive Power 4,219,627(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,619,627(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.8%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D/A	Page 5 of 10

1	Names of Reporting Persons Susan D. Hudson, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,219,627(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,219,627(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,219,627(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.1%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D/A	Page 6 of 10

1	Names of Reporting Persons Geoffrey B. Hudson, in his capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,219,627(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,219,627(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,219,627(3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.1%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D/A	Page 7 of 10

1	Names of Reporting Persons Rose M. Guida, in her capacity as a Trustee
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO See Item 3
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,219,627(3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,219,627(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,219,627(1), (3)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 7.1%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D/A	Page 8 of 10

1	Names of Reporting Persons Gregory B. Braca
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 412,384
	8	Shared Voting Power 0
	9	Sole Dispositive Power 412,384
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 412,384(1)
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0.7%(2)
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 760416107	SCHEDULE 13D/A	Page 9 of 10

This Amendment No. 9 (“Amendment No. 9”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2022, as amended prior to the date of this Amendment No. 9 (the “Original Schedule 13D”) as specifically set forth herein (as so amended, the “Schedule 13D”). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 4.	Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended to delete the last paragraph thereof and add the following:

On March 11, 2022, Raymond James & Associates, Inc. submitted a non-binding proposal to the Issuer’s financial advisors, Keefe, Bruyette & Woods, Inc., on behalf of the Reporting Persons (the “Term Sheet”). The Term Sheet sets forth certain key terms of the Reporting Persons’ proposal to (i) make an initial direct investment of $50,000,000 through the purchase of newly-issued non-voting preferred shares of the Issuer and (ii) a second-step transaction that will provide additional liquidity to the Issuer’s shareholders through the acquisition of shares of Common Stock, in each case, subject to receipt of all necessary or appropriate corporate and regulatory approvals. The Term Sheet also sets forth certain governance arrangements, including that upon executing a transaction agreement, at least one of an identified group of four directors will resign, the Reporting Persons will have the right to nominate two directors to the board of directors of the Issuer and Republic First Bank, Mr. Vernon Hill will resign as the Issuer’s Chairman and Chief Executive Officer and the Board will appoint Mr. Gregory B. Braca, effective upon receipt of any required regulatory approvals, as the Issuer’s Chief Executive Officer. Additional arrangements will be agreed to and reflected in the transaction agreement.

The foregoing summary of the Term Sheet does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Term Sheet, which is filed herewith as Exhibit 7(e) and is incorporated herein by reference in its entirety.

The Term Sheet is only a proposal, and the Reporting Persons give no assurance that any transaction will be entered into, or as to the timing of any such transaction or steps toward a transaction. The Reporting Persons cannot predict the Issuer’s response to the Term Sheet, and there can be no assurances as to how such proposal may be supplemented or revised or what further actions would be taken by the Reporting Persons. Each Reporting Person reserves the right to take actions and make proposals other than as described in the Term Sheet described in this Item 4.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended to add the following exhibit:

Exhibit Number	Description

7(e)	Term Sheet

CUSIP No. 760416107	SCHEDULE 13D/A	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2022

George E. Norcross, III

By:	/s/ George E. Norcross, III

Avery Conner Capital Trust

By:	/s/ Philip A. Norcross
Name:	Philip A. Norcross
Title:	Trustee

Philip A. Norcross

By:	/s/ Philip A. Norcross

Susan D. Hudson

By:	/s/ Susan D. Hudson

Geoffrey B. Hudson

By:	/s/ Geoffrey B. Hudson

Rose M. Guida

By:	/s/ Rose M. Guida

Gregory B. Braca

By:	/s/ Gregory B. Braca